1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

February 17, 2023

Karen Rossotto

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	StepStone Private Infrastructure Fund
Filing No: 888-23848; 333-268986

Dear Ms. Rossotto:

We are writing in response to comments provided on January 23, 2023 with respect to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), filed on December 23, 2023 on behalf of StepStone Private Infrastructure Fund (the “Fund”), a closed-end management investment company. The Fund has considered these comments and has authorized us to make the responses set out below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

A.	GENERAL

Comment 1.    We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response 1.    We respectfully acknowledge your comment and hereby confirm that incomplete portions of the Registration Statement will be completed and updated in a future filing.

Comment 2.    Please supplementally explain if the Fund has submitted or intends to submit any exemptive application or a no-action request in connection with the registration statement, including an application to offer multiple classes of shares and/or to make certain co-investments. Please inform us of the anticipated timing of any applications or requests for relief.

Response 2.    We confirm that the Fund will rely upon multi-class exemptive relief previously granted to StepStone Private Markets and StepStone Group Private Wealth LLC (the “Adviser”), the adviser to the Fund (the “Multi-Class Exemptive Order”),1 as well as co-investment exemptive relief previously granted to StepStone Private Markets, the Adviser and certain other applicants (the “Co-Investment Exemptive Order,” and collectively with the Multi-Class Exemptive Order, the “Exemptive Orders”).2 The Fund will rely on each Exemptive Order on its terms as the Fund is a “Future Fund” and a “Future Regulated Entity” under the Multi-Class Exemptive Order and Co-Investment Exemptive Order, respectively.

Comment 3.    Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

Response 3.    The Fund currently does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement.

Comment 4.    In places throughout the registration statement, the disclosure is lengthy, highly detailed and appears unduly promotional. Please note, “[t]he purpose of the prospectus is to provide essential information about the [Fund]] in a way that will help investors make informed decisions about whether to purchase the [Shares] being offered,” and “should include only information needed to understand the fundamental characteristics of the [Fund].” Form N-2, Part A: The Prospectus. Also, in compliance with Form N-2, any “‘sales literature’ … should not significantly lengthen the prospectus nor obscure essential disclosure.” General Instructions for Parts A and B, 5(b). Please revise to ensure disclosure is presented in a clear, concise and understandable manner and that it fairly balances the opportunities presented against the risks involved.

Response 4.    The disclosure has been revised accordingly.

Comment 5.    We note the term “diversified’ is used in the disclosure to describe aspects of the Fund’s portfolio. As the Fund is categorized as non-diversified under the 1940 Act, to avoid confusion, please delete or replace the term “diversified” throughout the registration statement.

[1]	Conversus StepStone Private Markets, et al. (File No. 812-15074), Release No. IC-33815 (March 12, 2020) (notice), Release No. IC-33851 (April 23, 2020) (order).
[2]	Conversus StepStone Private Markets, et al. (File No. 812-15072), Release No. IC-33913 (June 25, 2020) (notice), Release No. IC-33930 (July 21, 2020) (order).

Response 5.    The Fund confirms that it intends to be treated as a non-diversified fund under the 1940 Act and the disclosure has been revised accordingly throughout the Registration Statement.

Comment 6.    Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response 6.    The Fund has not presented and will not present test the waters materials to potential investors in connection with this offering.

Comment 7.    Please add a separately captioned section to the prospectus describing material terms of the securities being offered (e.g. distribution rights). Similarly, please add a separately captioned section describing material terms of your Declaration of Trust or other governance-related matters investors should be aware of when considering an investment in the Fund.

Response 7.    Regarding the material terms of the securities being offered, the Fund believes it has provided such disclosure in “Summary Prospectus – What is the difference between Class T, Class S, Class D and Class I Shares?” as well as in “Purchase of Shares” and “Plan of Distribution.” Regarding the material terms of the Declaration of Trust, we have added a section to the Prospectus entitled “Anti-Takeover Provisions in the Declaration of Trust.”

Comment 8.    We note your intention to operate as an interval fund and that you will invest in private infrastructure assets. Private infrastructure appears to be an asset class that may be illiquid, impacted by changes in interest rates, and irregular cash flows. You also disclose the lengthy holding period of the Fund’s investments, the Fund’s need to fund capital calls and your goal to minimize cash drag. Given recent market events, including events involving funds that invest in similar asset classes, please consider the need for additional disclosure addressing how you intend to meet your obligations under Rule 23c-3(b)(10) under the 1940 Act, including any risks to investors arising from your operations as an interval fund.

Response 8.    The Fund has considered recent market events and has concluded that no additional disclosure is necessary to address its obligations under Rule 23c-3(b)(10) under the 1940 Act to ensure that the Fund’s assets are sufficiently liquid to fund 100% of each quarterly repurchase offer amount by the relevant repurchase payment deadline.

B.	PROSPECTUS

Cover Page

Comment 9.    Please disclose the bullets on the Cover in bold.

Response 9.    The disclosure has been revised accordingly.

Comment 10.    In Distributions on page 67, the disclosure indicates the Fund’s distributions could constitute a return of capital to the Fund’s shareholders. Accordingly, as appropriate, please disclose as additional bolded bullets the following:

•

The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

•

A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

Response 10.    The disclosure has been revised accordingly.

Comment 11. Please confirm the bullets will also appear immediately above the signature line on the account registration form or subscription agreement used by investors to purchase Fund shares.

Response 11.    We respectfully acknowledge the comment. However, we note that we are not aware of any requirement to include these bullets in the account registration form or subscription agreement. We believe that, because a prospectus will be delivered to investors along with an account registration form and/or subscription agreement, it is unnecessary to include the risk factors in such documents as well.

Comment 12.    Following the bullets, in the paragraph describing the Fund’s nature as an interval fund, please disclose the anticipated frequency of the Fund’s repurchase offers, the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the Fund’s initial repurchase offer. Please include a cross-reference to the sections of the prospectus that discuss the Fund’s repurchase policies and the attendant risks.

Response 12.    The disclosure has been revised accordingly.

Comment 13.    Please disclose on the Cover a brief description of the Fund’s objective and its principal strategies and investments. In particular, please specify the Fund’s principal strategies that are speculative (e.g., use of leverage) and include a cross-reference to the disclosure regarding the risks associated with these strategies. See Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

Response 13.    The disclosure has been revised accordingly.

Summary of Prospectus (page 1)

Comment 14.    In general, please disclose in the Summary, in a clear and concise manner, the Fund’s objective and how the Fund proposes to achieve its objective. In this regard, please disclose clearly what private infrastructure is and the types of companies, vehicles and Investment Funds the Fund invests in to gain access to this asset class. Briefly explain how the Fund evaluates investments and the portfolio construction parameters it uses to construct the portfolio as a whole. The disclosure should include investments disclosed in the section Investment Types and Related Risks, beginning on page 31. Per comment 4 above, please remove extraneous disclosure included in the Summary that does not contribute to an investor’s understanding of the fundamental nature of the Fund.

Response 14.    The disclosure has been revised accordingly.

What is the StepStone Private Infrastructure Fund? (page 1)

Comment 15.    In the second line of the first paragraph, the disclosure states that private infrastructure assets is an asset class that “is often less correlated to both public and private assets.” Please be more specific as to which public and private assets you are referring to and explain why “private infrastructure assets” are different.

Response 15.    The disclosure has been deleted.

Comment 16.    The first line of the second paragraph refers to “core, core plus and value-add infrastructure strategies.” Please briefly explain what these terms mean.

Response 16.    The disclosure has been deleted.

Comment 17.    The disclosure in the last line of the second paragraph refers to StepStone as “one of the largest investment firms that focuses exclusively on the private markets.” Please disclose the basis for this statement and provide appropriate context.

Response 17.    The disclosure has been revised accordingly.

Comment 18.    The disclosure in the third paragraph states “The Fund intends to make direct and indirect investments in debt and equity interests across a variety of private infrastructure investments” within infrastructure areas and “[t]hese private assets together are referred to as ‘Infrastructure Assets.’ The disclosure in the following paragraph states “the Fund will invest and/or make capital commitments of at least 80% of its net assets...in Infrastructure Assets [emphasis added].” Please clarify the disclosure to indicate specifically how the Fund will invest 80% of its assets in infrastructure. For example, what percentage of revenue of the companies the Fund invests in is attributed to infrastructure? What percentage of the Investment Funds will be in infrastructure companies? In addition, please explain why counting capital commitments towards your 80% policy is consistent with Rule 35d-1 under the 1940 Act or revise to remove the reference.

Response 18.    The disclosure has been revised accordingly. The Fund notes that a number of other 1940 Act-registered closed-end funds have included capital commitments towards their 80% names rule policy (see, e.g., iCapital KKR Private Markets Fund and CPG Carlyle Commitments Master Fund, LLC). The Fund believes it is appropriate to include capital commitments in its 80% names rule policy because these capital commitments are irrevocable and are treated as unfunded commitment agreements for purposes of Rule 18f-4, which means that the Fund must have a reasonable belief at the time of making the particular capital commitment that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund represents that it will comply with its obligations under Rule 18f-4 in respect of its unfunded commitment agreements.

Comment 19.    The disclosure in the third paragraph indicates that the defined term Infrastructure Assets includes “infrastructure-related investments”. Please clarify what these investments are. As infrastructure-related investments are included in the Fund’s 80% test, please disclose how these investments are economically tied to infrastructure.

Response 19.    The disclosure has been deleted.

Comment 20.    In the penultimate paragraph on page 1, Secondary Investments, please explain in the disclosure the meaning of the term “evergreen” with respect to Open-Ended Funds. Similarly in the second paragraph on page 2, please explain in the disclosure the meaning of the phrase “open architecture approach,” and in the following paragraph, please disclose the meaning of the term “risk-adjusted”.

Response 20.    The disclosure has been revised accordingly.

Comment 21.    On page 2, in the paragraph Primary Investments, the disclosure states “The Fund expects that most of its Primary Investments will be seasoned primary investments... [emphasis added].” Will the Fund invest as a principal investment strategy in early stage/venture capital companies either directly or indirectly through Investment Funds? If so, disclose and disclose associated risks.

Response 21.    The Fund’s principal investment strategies focus on Infrastructure Investments. The Fund does not intend to invest either directly or indirectly in venture capital companies.

Comment 22.    The disclosure on page 20 states the Fund seeks to “construct a balanced portfolio across mainly developed economies, with a focus on North America and Europe.” In this section, or at an appropriate place in the Summary, please disclose foreign investment as a principal strategy of the Fund and the associated risks. Please also disclose investment in emerging markets and the attendant risks if such investment is a principal strategy of the Fund.

Response 22.    The disclosure has been revised accordingly.

Who is responsible for managing the Fund? (page 2)

Comment 23.    The disclosure in the penultimate sentence in the second paragraph of this section states “As of September 30, 2022, StepStone oversaw $602 billion[1] including $135 billion of assets under management.” Please explain to us what “oversaw” means. The footnote attached to “$602 billion” states ‘Private markets allocations’ means the total amount of assets under management and assets under advisement.” What does the phrase “private markets allocations” refer to? Please also explain to us what the phrase “assets under advisement” means and if this differentiates the Advisers’ assets under management of $135 billion from the $602 billion they oversee.

Response 23.    The disclosure has been revised accordingly.

Comment 24.    At the top of page 3, the disclosure tells investors to “[p]lease see Stepstone’s website for the most up-to-date information.” Similarly, on page 11, in response to Where can I find the most current information on the Fund? you answer that your website “is the best source for the most current information on the Fund.” Please rephrase these sentences to avoid any implication that your prospectus is not “up-to-date” or that investors need to look elsewhere for information necessary to understand their investment.

Response 24.    The disclosure has been revised accordingly.

What is the market opportunity that the Advisers believe exists for investors in the Fund? (page 3) and What are the Fund’s areas of differentiation? (page 4)

Comment 25.    The disclosure in these sections is technical, highly detailed and appears unduly promotional. The disclosure is also repeated later in the prospectus. In accordance with comment 4 above, please delete or revise as needed.

Response 25.    The disclosure has been revised accordingly.

Please describe the Fund’s features that would be considered ‘investor friendly’? (Page 5)

Comment 26.    The first line of this section states “Shareholders can access Infrastructure Assets through an investment product with terms that are more attractive than historically available investment vehicles providing similar exposure [emphasis added].” Immediately following the phrase “terms that”, please insert the phrase “we believe”, or otherwise qualify this statement.

Response 26.    The disclosure has been revised accordingly.

Comment 27.    In the fourth bullet, please disclose the Fund may only purchase from 5% to 25% of its outstanding shares quarterly, and that it is likely that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares with any repurchase offer.

Response 27.    The disclosure has been revised accordingly.

Will the Fund invest in the same Infrastructure Assets as other StepStone advised funds and clients? (page 6)

Comment 28.    The disclosure in the third sentence of this section states “The Advisers and the Fund have obtained an exemptive order from the SEC that permits the Fund to co-invest alongside its affiliates.” However, the disclosure on page 53 states that costs associated with preparing and filing exemptive applications “in respect of certain co-investment transactions and the ability [to] offer multiple classes of shares” will be borne by the Fund and its shareholders. Please reconcile these inconsistencies in the disclosure.

Response 28.    The disclosure on page 53 has been deleted.

What is the difference between Class T, Class S, Class D, and Class I Shares? (page 7)

Comment 29.    The disclosure in the first line of this section states “The Fund is offering four classes of Shares to provide investors with more flexibility in making their investment and to provide broker dealers with more flexibility to facilitate investment.” Will the Fund begin operations prior to receiving a multi-class order? If so, please disclose the Fund will only offer one class of shares until it receives the necessary relief, and that such relief is not guaranteed.

Response 29.    Please see our Response 2 above.

Will there be any limitation on the expenses charged by the Fund? (page 9)

Comment 30.    The Expense Limitation Agreement is not relevant to the Fund’s objective or strategy and it is described in excessive detail for purposes of the Summary. Please revise or delete.

Response 30.    The disclosure has been deleted.

Summary of Fees and Expenses (page 13)

Comment 31.    In the narrative preceding the fee table, please disclose the amount of Fund leverage assumed in making the fee calculations.

Response 31.    The Fund does not currently intend to issue leverage in its first 12 months of operation, and the disclosure has been revised accordingly.

Comment 32.    In footnote 7, please disclose that the effective date of the Expense Limitation and Reimbursement Agreement is at least one year from the effective date of the registration statement.

Response 32.    The disclosure has been revised accordingly.

Comment 33.    Please include, if applicable, as a specific line item entitled Transaction Expenses to indicate the amount of any fees to be charged to Investors in connection with the repurchase of their shares by the Fund.

Response 33.    The Fund confirms that no changes are required in response to this comment. The Fund has disclosed an Early Repurchase Fee in the fee table under “Shareholder Fees” and footnote 2.

Structure (page 16)

Comment 34.    The first sentence of this section refers to the Fund as a “diversified” closed-end management investment company. Throughout the registration statement, disclosure refers to the Fund as “non-diversified”. Please correct this inconsistency.

Response 34.    The Fund confirms that it intends to be treated as a non-diversified fund under the 1940 Act and the disclosure has been revised accordingly throughout the Registration Statement.

Investment Program

Competitive Strengths (page 17)

Comment 35.    In the first bullet under Proactive Investment Sourcing, the disclosure references StepStone as “one of the top global allocators of primary capital in infrastructure.” As this determination is subjective, please qualify this statement with the phrase “we believe” or similar.

Response 35.    The disclosure has been revised accordingly.

Real Assets Asset Class (page 22)

Comment 36.    Please clarify the intention of the chart on page 22. In particular, there is no indication what the horizontal arrow is showing. The footnote to the chart states it shows “StepStone’s estimate of current underwriting equity returns.” If so, please delete the chart as it is potentially misleading.

Response 36.    The disclosure has been revised accordingly.

Private Debt Asset Class (page 23)

Comment 37.    In the first paragraph on page 23, the disclosure states “The Fund’s private debt investments may be rated below investment grade....” Please disclose these investments are otherwise known as “junk”.

Response 37.    The disclosure has been revised accordingly.

ESG Due Diligence (page 29)

Comment 38.    Please disclose the specific ESG due diligence the Fund conducts with respect to investment in Infrastructure Assets. This disclosure should include the data the Fund reviews and the specific areas of ESG the Fund considers with respect to this asset class.

Response 38.    The disclosure has been revised accordingly.

Leverage (page 31)

Comment 39.    Please illustrate the effects of leverage on Shareholders using a tabular format.

Response 39.    The Fund does not currently intend to issue leverage in its first 12 months of operation.

Types of Investments and Related Risks (page 31)

Comment 40.    In this section, please disclose the risks associated with the Fund’s status as an interval fund and its repurchase policy.

Response 40.    The disclosure has been revised accordingly.

Limitations of Risk Disclosures (page 49)

Comment 41.    Please revise this paragraph to avoid the implication that your Risk Disclosures are materially incomplete.

Response 41.    The disclosure has been revised accordingly.

Management of the Fund (page 49)

Comment 42.    On page 50, in General, please revise the last sentence of this section to state that a description of the factors considered by the Board in approving the Advisory Agreement and the Sub-Advisory Agreement will be included in either the annual or semi-annual report and provide the period covered by the report. See Form N-2, Item 1.b.(4).

Response 42.    The disclosure has been revised accordingly.

Plan of Distribution (page 61)

Comment 43.    Please clarify whether, and if so how, investors will be able to revoke subscriptions prior to the Fund’s meeting the Minimum Offering Requirement. In addition, please clarify whether the Adviser will earn fees prior to the satisfaction of the Minimum Offering Requirement.

Response 43.    The disclosure has been revised accordingly.

Share Repurchase Program (page 61)

Comment 44.    In this section, please disclose whether Shareholders have the ability to withdraw or modify repurchase requests. If they do, please disclose how they may do so.

Response 44.    The disclosure has been revised accordingly.

Comment 45.    To illustrate the repurchase procedures, consider using graphic presentations (such as a time line or calendar) so Shareholders can readily understand the time periods used by the Fund and the significance of the Repurchase Request Deadline, the Repurchase Pricing Date and the Repurchase Payment Deadline.

Response 45.    The disclosure has been revised accordingly.

Tax Aspects (page 64)

Qualification as a Regulated Investment Company; Tax Treatment (page 65)

Comment 46.    In this section, please disclose the effect that share repurchases might have on the ability of the Fund to qualify as a RIC under federal tax law in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

Response 46.    The disclosure has been revised accordingly.

Hedging and Derivative Transactions (page 70)

Comment 47.    The disclosure in the first line of this section references the Fund’s “[g]ain or loss, if any, realized from certain financial futures or forward contracts and options transactions.” Will the Fund use derivatives as a principal investment strategy? If so, please disclose so in the prospectus along with attendant risks.

Response 47.    The Fund confirms it will not use derivatives as a principal investment strategy.

C.	STATEMENT OF ADDITIONAL INFORMATION

Comment 48.    On page 2, in Investment Policies, Practices and Risks, Fundamental Policies, Fundamental restriction #5 states that the Fund may not “make loans of money or securities to other persons...except through purchasing fixed income securities, lending portfolio securities or entering into repurchase agreements”. On page 33, the disclosure states “Our investments may consist of loans to small and/or less well-established privately held companies.” Please reconcile this inconsistency.

Response 48.    The disclosure has been revised accordingly.

Comment 49.    On page 5, in Other Risks, Additional Tax Considerations, the disclosure in the first line of the last paragraph on the page references the Fund’s potential investment in deferred interest securities that is accrued as original issue discount. Please let us know if the Fund intends to invest in these types of securities and if so, the extent of the investment. We may have further comments.

Response 49.    The Fund does not intend to invest in these types of securities, and the disclosure has been deleted.

D.	PART C: OTHER INFORMATION

Exhibit Index

Comment 50.    Please file the Fund’s governing documents as Exhibits. Upon our review, we may have further comments.

Response 50.    The Fund confirms that it will file its governing documents as exhibits to a future amendment.

Undertakings

Comment 51.    Please include the Undertaking required by Item 34.6 of Form N-2 (“Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted...”) or explain why the statement is not required.

Response 51.    The disclosure has been revised accordingly.

Signatures

Comment 52.    Please ensure that subsequent amendments include all of the signatures required by Section 6(a) of the Securities Act.

Response 52.    We confirm that all subsequent amendments will include all of the signatures required by Section 6(a) of the Securities Act.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz